Exhibit 99.3
PREDECESSOR FINANCIAL INFORMATION
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations (as predecessor)
Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States (“GAAP”). These accounting principles require us to make certain estimates, judgments and assumptions. We believe that the estimates, judgments and assumptions upon which we rely are reasonable based upon information available to us at the time that these estimates, judgments and assumptions are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities as of the date of the consolidated financial statements as well as the reported amounts of revenues and expenses during the periods presented. Our consolidated financial statements would be affected to the extent that there are material differences between these estimates and actual results. In many cases, the accounting treatment of a particular transaction is specifically dictated by GAAP and does not require management’s judgment in its application. There are also areas in which management’s judgment in selecting any available alternative would not produce a materially different result. The following discussion should be read in conjunction with our consolidated financial statements and notes appearing elsewhere in this report.
Overview
Prior to the Beacon Acquisition (as defined below), QXO Building Products, Inc. (“QXO Building Products”, “we”, “our”, or the “Company”), formerly known as Beacon Roofing Supply, Inc., was the largest publicly-traded specialty wholesale distributor of roofing and complementary building products, including waterproofing products, in North America. We have served the building industry for over 95 years and as of April 28, 2025, we operated 600 branches throughout all 50 states in the U.S. and seven provinces in Canada. We offer one of the most extensive ranges of high-quality professional grade exterior products comprising over 135,000 SKUs, and we serve approximately 110,000 residential and non-residential customers who trust us to help them save time, improve efficiency, and enhance productivity.
As of April 28, 2025, we operated 600 branches, which we designate as either standalone or co-located. A co-located branch shares all or a portion of a physical location with a standalone branch, but it records sales separately (to a different customer base and/or through different product offerings from the standalone branch) and generally operates with independent employees and inventory.
Beacon Acquisition
On March 20, 2025, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with QXO, Inc. (“QXO”) and Queen MergerCo, Inc. (“Merger Sub” or the “Acquirer”), a wholly owned subsidiary of QXO, pursuant to which QXO agreed to acquire the Company for a purchase price of $124.35 per share of common stock (the “Merger Consideration”) of the Company (the “Beacon Acquisition”). On April 29, 2025, pursuant to the Merger Agreement, Merger Sub merged with and into the Company (the “Merger”), with the Company remaining as the surviving entity and being renamed QXO Building Products, Inc., and QXO completed its acquisition of the Company in a transaction that valued the Company at $10.6 billion.
During the period from January 1, 2025 through April 28, 2025, the Company recognized $81.0 million of transaction costs incurred in connection with the Beacon Acquisition, which are included in selling, general and administrative expense in the consolidated statements of operations.

Results of Consolidated Operations
The following tables set forth our results of operations for the periods presented. The period-to-period comparison of financial results is not necessarily indicative of future results:

	Period from January 1, 2025 through April 28, 2025	Year Ended December 31, 2024	% of net sales(1)
(in millions, except percentages)			2025	2024
Net sales	$2,694.6	$9,763.2	100.0%	100.0%
Cost of products sold	2,029.8	7,258.4	75.3%	74.3%
Gross profit	664.8	2,504.8	24.7%	25.7%
Operating expense:
Selling, general and administrative	628.1	1,637.6	23.3%	16.8%
Depreciation	41.6	109.9	1.5%	1.1%
Amortization	30.1	91.9	1.1%	0.9%
Total operating expense	699.8	1,839.4	26.0%	18.8%
(Loss) income from operations	(35.0)	665.4	(1.3)%	6.8%
Interest expense, net	(58.6)	(182.7)	(2.2)%	(1.9)%
Loss on debt extinguishment	—	(2.4)	—%	—%
Other income, net	2.7	5.4	0.1%	0.1%
(Loss) income before (benefit from) provision for income taxes	(90.9)	485.7	(3.4)%	5.0%
(Benefit from) provision for income taxes	(19.0)	124.0	(0.7)%	1.3%
Net (loss) income	$(71.9)	$361.7	(2.7)%	3.7%

(1) Percent of net sales may not foot due to rounding.
The Period of January 1, 2025 through April 28, 2025 Compared with the Year Ended December 31, 2024
Net Sales
The following tables summarize net sales by line of business for the periods presented:

	Period from January 1, 2025 through April 28, 2025	Year Ended December 31, 2024	% of net sales
(in millions, except percentages)			2025	2024
Residential roofing products	$1,316.7	$4,833.5	48.9%	49.5%
Non-residential roofing products	711.4	2,674.1	26.4%	27.4%
Complementary building products	666.5	2,255.6	24.7%	23.1%
Total net sales	$2,694.6	$9,763.2	100.0%	100.0%
Net sales for the period from January 1, 2025 through April 28, 2025 decreased to $2.69 billion compared to $9.76 billion for the year ended December 31, 2024. The decrease in net sales primarily reflects the impact of 171 fewer selling days in the period from January 1, 2025 through April 28, 2025 relative to the year ended December 31, 2024. The decrease in net sales was further driven by seasonal demand fluctuations, as construction and re-roofing activity generally slows during the winter months due to cold weather patterns and severe weather events.
Cost of Products Sold
Cost of products sold for the period from January 1, 2025 through April 28, 2025 decreased to $2.03 billion, down from $7.26 billion for the year ended December 31, 2024. The comparative decrease primarily reflects the impact of 171 fewer selling days in the period from January 1, 2025 through April 28, 2025 relative to the year ended December 31, 2024.
Selling, General and Administrative (“SG&A”) Expense
SG&A expense for the period from January 1, 2025 through April 28, 2025, decreased to $628.1 million, down from $1.64 billion for the year ended December 31, 2024. The decrease in SG&A expense primarily reflects the impact of 248 fewer days in the period from January 1, 2025 through April 28, 2025 relative to the year ended December 31, 2024, which was partially offset by transaction costs of $81.0 million incurred in connection with the Beacon Acquisition.

Depreciation Expense
Depreciation expense was $41.6 million for the period from January 1, 2025 through April 28, 2025, compared to $109.9 million for the year ended December 31, 2024. The comparative decrease in depreciation expense primarily reflects the impact of 248 fewer days in the period from January 1, 2025 through April 28, 2025 relative to the year ended December 31, 2024, which was partially offset by an increase in property and equipment as a result of new and acquired branches subsequent to December 31, 2024.
Amortization Expense
Amortization expense was $30.1 million for the period from January 1, 2025 through April 28, 2025, compared to $91.9 million for the year ended December 31, 2024. The comparative decrease in amortization expense primarily reflects the impact of 248 fewer days in the period from January 1, 2025 through April 28, 2025 relative to the year ended December 31, 2024, which was partially offset by amortization expense associated with new intangible assets as a result of recent acquisitions.
Interest Expense, Net
Interest expense, net was $58.6 million for the period from January 1, 2025 through April 28, 2025, compared to $182.7 million for the year ended December 31, 2024. The comparative decrease in interest expense, net, primarily reflects the impact of 248 fewer days in the period from January 1, 2025 through April 28, 2025 relative to the year ended December 31, 2024.
Income Taxes
Income tax (benefit) provision was $(19.0) million for the period from January 1, 2025 through April 28, 2025, compared to $124.0 million for the year ended December 31, 2024. The comparative decrease in income tax (benefit) provision was primarily due to lower pre-tax income coupled with an increase in permanent items including the impact of excess tax benefits of stock-based compensation and non-deductible transaction costs due to the Beacon Acquisition. The effective tax rate was 20.9% for the period from January 1, 2025 through April 28, 2025, compared to the effective tax rate, excluding discrete items, of 25.5% for the year ended December 31, 2024.
Seasonality
The demand for exterior building materials is closely correlated to both seasonal changes and unpredictable weather patterns, therefore demand fluctuations are expected. In general, our net sales and net income are highest in quarters ending June 30, September 30, and December 31, which represent the peak months of construction and re-roofing. Conversely, we have historically experienced low net income levels or net losses in quarters ending March 31, when winter construction cycles and cold weather patterns have an adverse impact on our customers’ ability to conduct their business.
Liquidity and Capital Resources
Liquidity is defined as the current amount of readily available cash and the ability to generate adequate amounts of cash to meet the current needs for cash. We assess our liquidity in terms of our cash and cash equivalents on hand and the ability to generate cash to fund our operating activities, taking into consideration available borrowings and the seasonal nature of our business.
Our principal sources of liquidity as of April 28, 2025 were our cash and cash equivalents of $143.9 million and our available borrowings of $907.0 million under our asset-based revolving lines of credit.
Significant factors which could affect future liquidity include the following:
•the adequacy of available bank lines of credit;
•the ability to attract long-term capital with satisfactory terms;
•cash flows generated from operating activities;
•working capital management;
•acquisitions; and
•capital expenditures.
Our primary capital needs are for working capital obligations and other general corporate purposes, including acquisitions and capital expenditures. Our primary sources of working capital are cash from operations and bank borrowings. We have financed larger acquisitions through increased bank borrowings and the issuance of long-term debt and common or preferred stock. We then repay any such borrowings with cash flows from operations or subsequent financings. We have funded most of our capital expenditures with cash on hand, increased bank borrowings, or equipment financing, and then reduced those obligations with cash flows from operations. We may explore additional or replacement financing sources in order to bolster liquidity and strengthen our capital structure.

We believe we currently have adequate liquidity and availability of capital to fund our present operations, meet our commitments on our existing debt and fund anticipated growth, including expansion in existing and targeted market areas. We may seek additional acquisition opportunities from time to time. If suitable acquisition opportunities or working capital needs arise that require additional financing, we believe that our financial position, credit profile, and earnings history provide a sufficient base for obtaining additional financing resources at reasonable rates and terms.
The following table summarizes our cash flows for the periods indicated:

	Period from January 1, 2025 through April 28, 2025	Year Ended December 31, 2024
(in millions)
Net cash (used in) provided by operating activities	$(111.2)	$419.4
Net cash used in investing activities	(31.0)	(540.5)
Net cash provided by financing activities	211.5	112.8
Effect of exchange rate changes on cash and cash equivalents	0.3	(1.4)
Net increase (decrease) in cash and cash equivalents	$69.6	$(9.7)
Operating Activities
Net cash used in operating activities was $111.2 million during the period from January 1, 2025 through April 28, 2025, compared to net cash provided by operating activities of $419.4 million during the year ended December 31, 2024. Cash used in operations increased $530.6 million primarily due to the timing of net working capital requirements for inventory purchases and cash collections.
Investing Activities
Net cash used in investing activities was $31.0 million during the period from January 1, 2025 through April 28, 2025, compared to $540.5 million during the year ended December 31, 2024. Cash used in investing activities decreased $509.5 million primarily due to a decrease in acquisitions and capital expenditures.
Financing Activities
Net cash provided by financing activities was $211.5 million during the period from January 1, 2025 through April 28, 2025, compared to $112.8 million during the year ended December 31, 2024. Cash provided by financing activities increased $98.7 million primarily due to an increase in net borrowings under our revolving lines of credit compared to the prior year and share repurchases made during the year ended December 31, 2024, partially offset by the refinancing of our 2028 Term Loan in March 2024 resulting in an increase in the principal balance of $300.0 million.

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